SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 31, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM ANNOUNCES EBITDA OF R$908 MILLION AND
NET REVENUE OF R$2,628 MILLION IN 3Q06

Brasília, October 31st, 2006 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the third quarter of 2006 (3Q06). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  3,051.0 thousand mobile accesses in 3Q06, 10.1% and 82.0% higher than 2Q06 and 3Q05, respectively.

  11.4% of market share by the end of 3Q06, reached when the mobile operation completed 2 years, consolidating the Company in the mobile telephony market in Region II.

  1,252.4 thousand broadband accesses in service in 3Q06, 8.4% and 40.4% superior than 2Q06 and 3Q05, respectively.

  BrTI’s internet service providers reached, as a whole, 1 million broadband subscribers.

  Brasil Telecom’s consolidated EBITDA totaled R$907.9 million in 3Q06, 11.6% superior than 2Q06. Consolidated EBITDA margin in 3Q06 reached 34.5%, in comparison to 33.2% in 2Q06 and 28.9% in 3Q05.

  Consolidated data communications and other services revenue totaled R$616.1 million in 3Q06, 23.6% higher than 3Q05.

  Consolidated gross revenue amounted to R$3,835.2 million in 3Q06, 6.0% increase when compared to 2Q06. In the first 9 months of 2006, gross revenue totaled R$11,109.4 million, a 2.1% increase in comparison to R$10,877.9 million registered in the same period in 2005.

  Consolidated net revenue amounted to R$2,628.0 million in 3Q06, an increase of 7.2% and 2.0% in comparison to 2Q06 and 3Q05, respectively.

  Operating costs and expenses in 3Q06 totaled R$2,386.3 million, a 4.3% reduction in comparison to 3Q05 and 3.5% increase in comparison to 2Q06.

  Net debt in 3Q06 amounted to R$1,509.4 million, 21.4% inferior than in 2Q06.

  Net Income in 9M06 of R$202.6 million, 127.6% greater than the same period in 2005. In 3Q06, the net income reached R$64.0 million, reverting R$25.1 million loss registered in 3Q05.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61) 3415-1140	rflorence@brasiltelecom.com.br
Flavia Menezes (IR Coordinator)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61) 3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61) 3415-1123	carla.bernardes@brasiltelecom.com.br
Remi Kaiber Junior	Phone: (55 61) 3415-1411	remi@brasiltelecom.com.br

MEDIA CONTACTS
Cesar Borges	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br
Rui Xavier (Director)	Phone: (55 61) 3415-9657	rui@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

Brasil Telecom Participações S.A.	Página 1 de 27

FINANCIAL STATEMENT

R$ Million	3Q05	2Q06	3Q06	Δ Quarter	Δ 12 Months	9M05	9M06	Δ Year

GROSS REVENUES	3,766.7	3,619.3	3,835.2	6.0%	1.8%	10,877.9	11,109.4	2.1%
Fixed Telephony	3,085.9	2,796.3	2,843.4	1.7%	-7.9%	9,027.2	8,528.6	-5.5%
Local Service	1,880.3	1,702.2	1,735.1	1.9%	-7.7%	5,407.5	5,206.4	-3.7%
Public Telephony	140.1	138.8	135.5	-2.3%	-3.3%	351.1	402.2	14.5%
Long Distance Service	750.7	678.5	666.3	-1.8%	-11.2%	2,284.4	2,048.6	-10.3%
Interconnection	145.3	99.7	120.0	20.4%	-17.4%	485.3	328.2	-32.4%
Lease of Means	79.7	80.0	83.9	4.8%	5.3%	223.3	246.9	10.6%
Supplementary and Value Added Services	81.1	86.8	91.6	5.6%	13.0%	247.8	264.6	6.8%
Other	8.7	10.2	11.0	7.1%	25.8%	27.8	31.7	14.0%
Mobile Telephony	182.3	260.4	375.7	44.2%	106.1%	480.0	863.7	79.9%
Data Transmission	498.5	562.6	616.1	9.5%	23.6%	1,370.7	1,717.1	25.3%

Deductions	(1,190.4)	(1,168.6)	(1,207.2)	3.3%	1.4%	(3,331.1)	(3,553.8)	6.7%
NET REVENUES	2,576.3	2,450.7	2,628.0	7.2%	2.0%	7,546.8	7,555.6	0.1%

COSTS & OPERATING EXPENSES	(1,831.7)	(1,637.2)	(1,720.0)	5.1%	-6.1%	(5,150.3)	(5,008.8)	-2.7%
Personnel	(161.4)	(162.7)	(158.0)	-2.9%	-2.1%	(473.6)	(511.0)	7.9%
Materials	(114.3)	(105.2)	(100.1)	-4.9%	-12.5%	(312.1)	(289.1)	-7.4%
Subcontracted Services	(581.5)	(575.2)	(529.6)	-7.9%	-8.9%	(1,612.1)	(1,648.8)	2.3%
Interconnection	(584.5)	(480.6)	(562.0)	16.9%	-3.8%	(1,761.3)	(1,541.1)	-12.5%
Advertising and Marketing	(47.4)	(42.2)	(39.2)	-7.2%	-17.4%	(168.6)	(101.7)	-39.7%
Provisions and Losses	(170.7)	(224.7)	(211.2)	-6.0%	23.7%	(439.4)	(623.8)	42.0%
Lay-offs	-	-	-	N.A.	N.A.	-	-	N.A.
Other	(171.9)	(46.7)	(120.0)	157.2%	-30.2%	(383.0)	(293.3)	-23.4%

EBITDA	744.6	813.6	907.9	11.6%	21.9%	2,396.5	2,546.8	6.3%
EBITDA Margin	28.9%	33.2%	34.5%	1.4 p.p.	5.6 p.p.	31.8%	33.7%	2.0 p.p.
Depreciation and Amortization	(661.1)	(669.3)	(666.3)	-0.4%	0.8%	(1,998.4)	(2,005.6)	0.4%

OPERATING PROFIT BEFORE FINANCIAL RESULT	83.6	144.3	241.7	67.5%	189.2%	398.1	541.2	35.9%

Financial Result	(74.2)	(299.2)	(90.4)	-69.8%	21.9%	(484.8)	(464.9)	-4.1%
Financial Revenues	213.5	178.2	170.7	-4.2%	-20.1%	745.3	465.0	-37.6%
Financial Expenses	(287.7)	(212.0)	(261.1)	23.2%	-9.2%	(934.7)	(664.4)	-28.9%
Interest on Shareholders' Equity	-	(265.5)	-	N.A.	N.A.	(295.4)	(265.5)	-10.1%

OPERATING PROFIT AFTER FINANCIAL RESULT	9.4	(154.9)	151.2	N.A.	1516.4%	(86.7)	76.3	-188.1%

Non-Operating Revenues (Expenses)	(35.6)	(14.3)	(6.5)	-54.6%	-81.7%	(106.2)	(23.4)	-78.0%
Goodwill Amortization	(31.0)	(0.3)	(0.3)	0.0%	-99.2%	(93.0)	(0.8)	-99.2%
Other	(4.6)	(14.1)	(6.3)	-55.6%	36.1%	(13.2)	(22.6)	71.6%

EARNINGS BEFORE INCOME AND SOCIAL	(26.2)	(169.2)	144.7	N.A.	N.A.	(192.9)	52.9	-127.4%
CONTRIBUTION TAXES

Income and Social Contribution Taxes	(24.9)	47.3	(63.0)	N.A.	153.4%	(19.2)	(57.9)	201.7%

EARNINGS BEFORE PROFIT SHARING	(51.1)	(121.9)	81.7	N.A.	N.A.	(212.0)	(4.9)	-97.7%

Minority Interest	26.0	(38.5)	(17.6)	-54.2%	N.A.	5.7	(58.0)	N.A.

EARNINGS BEFORE REVERSION OF INTEREST ON	(25.1)	(160.5)	64.0	N.A.	N.A.	(206.3)	(62.9)	-69.5%
SHAREHOLDERS' EQUITY

Reversion of Interest on Shareholders' Equity	-	265.5	-	N.A.	N.A.	295.4	265.5	-10.1%

NET EARNINGS	(25.1)	105.0	64.0	-39.0%	N.A.	89.0	202.6	127.6%

Net Earnings (Losses)/1,000 shares - R$	0.1155	0.2885	0.1759	213.0%	52.1%	0.2445	0.5566	127.6%
Net Earnings (Losses)/ADR - US$	0.2176	0.6665	0.4046	214.2%	65.1%	0.5503	1.2800	132.6%

Brasil Telecom Participações S.A.	Página 2 de 27

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

By the end of 3Q06, Brasil Telecom’s plant had 10.8 million installed lines, of which 8.6 million were in service (Annex XV and XVI).

In 3Q06, Brasil Telecom adopted stricter measures in its collection and charging policy, seeking to improve its subscriber base. These actions were focused on 1,065.7 thousand lines which were blocked and did not generate revenue by the end of 2Q06, leading to the cancellation of 667.5 thousand lines throughout 3Q06. There are no negative effects for the revenue due to the cancellations in this quarter since these clients were not generating traffic for a few months.

With its new collection and charging policy, Brasil Telecom will make an intense effort during its Christmas Campaign for Debt Recognition for the recovery of 398.2 thousand blocked accesses.

With these cancellations, fixed line ARPU reached R$71.4 in 3Q06, a 7.3% increase in comparison to the previous quarter, while the utilization rate decreased 7.3 p.p. (79.9% at the end of 3Q06).

TRAFFIC

In 3Q06, Brasil Telecom reached 2.2 billion billed pulses, a 4.0% increase in comparison to 2Q06 (Annex XIV). This performance had a positive contribution by more business days during 3Q06 and a negative contribution by the increase in the ADSL accesses and the migration of fixed calls to mobile calls.

Long distance traffic increased 1.0% in comparison to 2Q06, thus Brasil Telecom registered 1.4 billion minutes in 3Q06 (Annex XIV). Such increase is explained by more business days in the quarter compensated by an increase in long distance plans which include minutes packages.

At the end of 3Q06, Brasil Telecom reached a 63.1% market share in the interregional segment and a 37.0% market share in the international segment (quarterly average). By the end of September, Brasil Telecom’s quarterly average long distance market share reached 85.4% in the intra-regional segment, 0.6 p.p. superior than the 84.8% market share registered in 2Q06. In the interregional and international segments, Brasil Telecom achieved market share of 5.7 p.p. and 1.9 p.p., respectively, in 12 months. In the intra-sector segment, Brasil Telecom reached 90.8% market share.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan).

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MOBILE TELEPHONY

By the end of September, BrT Mobile completed 2 years of operations, consolidating the Company in the mobile telephony market in Region II, establishing new concepts for the market, such as the Pula-Pula and the converging products and surpassing several relevant landmarks, which are reflected in its main indicators.

BrT Mobile reached 3,051.0 thousand mobile accesses in service (Annex XIX), a net addition of 279.3 thousand accesses in the quarter. This number represents 77.1% of the Company’s goal for 2006, of 1,087 thousand net adds. At the end of 3Q06, BrT Mobile’s subscriber base was 10.1% higher than 2Q06 and in comparison with 3Q05, there was a 82.0% increase.

Throughout 3Q06, BrT Mobile increased its coverage to 810 localities. Currently, its coverage reaches 87% of the Region’s population.

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At the end of September, our mobile operations had 947.3 thousand post-paid subscribers (representing 31.0% of our customer base), which represented the best post-paid mix among the mobile operators present in Brazil.

At the end of 3Q06, BrT Mobile achieved a 11.4% market share in its area of operations, compared to 10.7% in 2Q06 and 7.0% in 3Q05 (an excellent result when compared to other 4th entrant companies in the world). BrT Mobile is in third place in terms of market share in the Federal District and in the states of Acre, Rondônia, Tocantins and Goiás (Annex XX).

DATA

During 3Q06, Brasil Telecom added 97.6 thousand accesses to its plant, amounting to 1,252.4 thousand broadband accesses in service by the end of September, an increase of 8.4% and 40.4% in comparison to 2Q06 and 3Q05, respectively (Annex XV). ADSL penetration (ADSL/LIS) reached 14.5% in 3Q06, against 12.3% in 2Q06 and 9.3% in 3Q05. This penetration is the highest among incumbents.

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By the end of September, 2006, Brasil Telecom registered growth in the following data transmission services for the corporate market: (i) Interlan, a solution to connect more than two spots to a concentrating spot, transmitting voice and data,(ii) Vetor, a private virtual network which uses all the capacity of IP connections to form a unique network, complete and flexible, used for data, multimedia and voice transmission, (iii) Serviço Plus, which is a data transport service and (iv) ATM, high speed service which offers data transmission through commutation, without network layers.

Internet Service Providers

Internet Group, Brasil Telecom’s internet division, leading company in dial up internet access in the Brazilian market, has approximately 3.1 million active users of dial-up access which, altogether, generated 10.9 billion minutes in 3Q06, a 5.5% growth in comparison to the traffic generated in 2Q06, when it reached 10.4 billion minutes. Altogether, the three Internet Service Providers have approximately 1.24 million subscribers which pay for services, including broadband accesses and value added services, against 1.09 thousand clients in 2Q06.

The Internet Group reached 1 million broadband customers in Brazil in the beginning of October 2006 (998 thousand customers by the end of 3Q06). The position in 3Q06 represents an increase of 13.5% as compared to the 879 thousand broadband clients in 2Q06.

iBest, the largest dial up ISP in Region II, with an estimated market share of 53.7% in 3Q06, had 1.4 million active users.

iG generated 5.5 billion minutes in 3Q06, as compared to 5.0 billion minutes in the previous quarter, which places it as leading traffic generator in Regions I and III, where most of its 1.9 million active users are concentrated. iG's broadband subscriber base increased 71% when compared to the same quarter of 2005, reaching 278 thousand clients by the end of 3Q06. In comparison to 2Q06, iG’s broadband subscriber base increased approximately 16%.

BrTurbo reached 712 thousand clients on Region II by the end of 3Q06, 50.5% and 12% greater in comparison to 3Q05 and 2Q06, respectively. Approximately 57.3% of Brasil Telecom’s broadband accesses were BrTurbo subscribers, a 1.9 p.p. increase as compared to 2Q06, making it market leader in Region II.

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FINANCIAL PERFORMANCE

     REVENUE

Brasil Telecom’s total gross revenue amounted to R$3,835.2 million in 3Q06, 6.0% and 1.8% superior than the revenue registered in 2Q06 and 3Q05, respectively.

Gross revenue from local service reached R$1,735.1 million in 3Q06, 1.9% larger than 2Q06’s. The subscription and measured service revenues accounted for 70.4% and VC-1 calls accounted for 28.4% of the total revenue from local service (Annex IV).

In the third quarter, gross revenue from subscription fees totaled R$871.6 million, stable in comparison to the R$871.1 million achieved in 2Q06.

Gross revenue from measured service totaled R$350.3 million in the 3Q06, 4.3% superior to the previous quarter, reflecting 1.7% increase in the exceeding pulses. In comparison to 3Q05, gross revenues from measured service decreased 12.5% , due to the traffic reduction, which reached 13.2% .

Gross revenues with VC-1 calls reached R$493.3 million in 3Q06, 3.6% superior than 2Q06, reflecting a 3.1% increase in VC-1 traffic. In comparison to 3Q05, gross revenues with VC-1 calls were 10.0% inferior, explained, mainly, by the 11.4% reduction in traffic. Regarding VC-1 traffic, as of the second semester of 2005, we have been observing a trend for reduction, which reflects the aggressive promotional campaigns of mobile operations focused on mobile-mobile traffic.

Gross revenue with public telephony reached R$135.5 million in 3Q06, a 2.3% and 3.3% reduction in comparison with the revenue obtained in 2Q06 and 3Q05, respectively.

Gross revenue from LD calls reached R$666.3 million in 3Q06, representing a reduction of 1.8% in comparison to 2Q06. Although there was a 1.0% increase in LD traffic, the commercialization of plans with minutes packages for long distance calls in the quarter caused the reduction in revenue once these revenue is registered as subscription, not LD revenue.

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Interconnection revenue in 3Q06 amounted to R$120.0 million, a 20.4% increase in comparison to 2Q06 and 17.4% drop in comparison to 3Q05. The increase in comparison to 2Q06 is explained by the recovery of revenue related to the remuneration for network usage with another telephony operator, while the reduction in comparison to 3Q05 is explained by the interconnection tariff reduction which amounted to 19.1% in January 2006.

In 3Q06, gross revenue from data communications and other services reached R$616.1 million, a 9.5% increase as compared to the previous quarter and a 23.6% increase in comparison to 3Q05. ADSL revenues amounted to R$270,4 million, representing 43.9% of the total data communications revenues. The growth in network formation services (Interlan, Vetor, Serviço Plus and ATM) and an 8.4% and 40.4% expansion in ADSL accesses in service in comparison to 2Q06 and 3Q05, respectively, are worth being noted.

In 3Q06, consolidated gross revenue from mobile telephony totaled R$375.7 million, of which R$309.9 million were related to services and R$65.7 million to the sale of handsets and accessories. The consolidated gross revenue from mobile telephony ion 3Q06 registered an increase of 44.2% and 106.1% in comparison to 2Q06 and 3Q05, respectively.

In comparison to 2Q06 and 3Q05, respectively, gross revenues from services with mobile telephony in 3Q06 exceeded in 62.3% and 174.6%, respectively, due to the increase in the subscriber base and to the effects of Anatel’s new regulation (full bill), which established that all calls among mobile operators would be charged (previously only the calls in which the difference in outgoing and incoming traffic was superior to 55%). Gross revenues from the sale of handsets and accessories decreased 5.4% in comparison to 2Q06.

The blended mobile ARPU in the 3Q06 was of R$35.6 (Annex XVII). The post-paid ARPU was of R$45.9 and the pre-paid ARPU was of R$30.9. In comparison to 2Q06, the blended mobile ARPU increased 37.0% affected by the full bill.

Brasil Telecom’s net revenue reached R$2,628.0 million in 3Q06, 7.2% and 2.0% larger than the revenue registered in 2Q06 and 3Q05, respectively (Annex IV).

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COSTS AND EXPENSES

In 3Q06, operating costs and expenses amounted to R$2,386.3 million, compared to R$2,306.4 million in 2Q06 and R$2,492.7 million in the 3Q05. The main items that determined such performance were: others (+157.2%), interconnection (+16.9%), subcontracted services (-7.9%) and provisions (-6.0%) (Annex V).

At the end of 3Q06, 5,132 employees worked in Brasil Telecom’s wireline segment, against 5,384 employees in the previous quarter. BrT Mobile ended 3Q06 with 632 employees, the same number as in the 2Q06. By the end of September, Brasil Telecom had 5,764 employees, a 4.2% reduction in comparison with June.

Total personnel costs and expenses reached R$158.0 million, a 2.9% reduction as compared to the previous quarter. This variation is explained by the work force reduction which happened in the first quarter and for the reduction in costs and expenses associated to the work force reduction.

Costs and expenses with subcontracted services, excluding interconnection, marketing and advertisement, totaled R$529.6 million in 3Q06, 7.9% inferior to the amount registered in the previous quarter. This decrease can be partially explained by reduction in costs and expenses with legal and call center services.

In the 3Q06, interconnection costs amounted to R$562.0 million, a 16.9% increase in comparison to 2Q06 and reduction of 3.8% in comparison to 3Q05. The increase in comparison to 2Q06 is explained by the full bill regulation, which replaced the bill and keep.

Advertising and marketing expenses amounted to R$39.2 million in 3Q06, a 7.2% reduction in comparison to 2Q06. BrT Mobile’s costs and expenses with marketing and advertising amounted to R$8.6 million, representing 22.0% of the Group’s total expenses with marketing and advertising.

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Losses from Accounts Receivable as a percentage of gross revenue in the 3Q06 were of 2.4%, almost stable in comparison to the 2.3% in the 2Q06. Losses from accounts receivable totaled R$91.4 million in the 3Q06, 8.4% increase in comparison to the previous quarter.

In 3Q06, provisions for contingencies totaled R$119.8 million, a reduction of R$20.5 million as compared to the 2Q06.

Costs and expenses with materials totaled R$100.1 million in 3Q06, a 4.9% decrease in comparison to 2Q06. BrT Mobile’s costs and expenses with materials amounted to R$77.2 million, representing 77.2% of the Group’s total costs and expenses with materials. Excluding BrT Mobile’s costs and expenses with materials, Brasil Telecom’s costs and expenses with materials amount to R$22.8 million in 3Q06, as compared to R$23.5 million and R$22.5 million in 2Q06 and 3Q05, respectively.

Other operating costs and expenses totaled R$120.0 million in the 3Q06, an increase of 157.2% in comparison to 2Q06, period which contemplated the recovery of state and federal taxes, generating a positive impact on 2Q06.

   EBITDA

Brasil Telecom’s consolidated EBITDA was of R$907.9 million in the 3Q06 (Annex VI). Consolidated EBITDA margin reached 34.5% in 3Q06. In 2Q06, the EBITDA reached R$813.6 million, representing an EBITDA margin of 33.2%, while in 3Q05 it amounted to R$744.6 million with an EBITDA margin of 28.9% (Annex VI). Throughout the first nine months of 2006, the EBITDA reached R$2,546.8 million, with an EBITDA margin of 33.7% .

Excluding the effects of the full bill, Brasil Telecom Participações’ EBITDA would have amounted to R$926.1 million, with an EBITDA margin of 36.3% . This effect in the quarter corresponded to R$18.1 million, resulting from an impact of R$75.6 million in the net revenue and R$93.7 million in the costs.

BrT Mobile’s EBITDA in 3Q06 reached negative R$20.3 million, which represents a negative EBITDA margin of 5.7% . Brt Mobile’s performance in 3Q06 is related to the gain in scale reached by the increase in its subscriber base and by the subscriber acquisition cost (SAC), both are in accordance with the objective established by Brasil Telecom.

Excluding the effects of the full bill, Brasil Telecom Mobile EBITDA would have amounted to negative R$2.2 million, with a negative EBITDA margin of 0.8% .

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   NET EARNINGS

Net income totaled R$64.0 million in 3Q06 (R$0.1759/1,000 shares). Net income/ADR in the period was of US$0.4046. In 3Q05, the Company registered a net loss of R$25.1 million, corresponding to R$0.1155/1,000 shares, while net income per ADR amounted R$0.2176.

    INDEBTEDNESS

At the end of September, 2006, Brasil Telecom’s consolidated total debt was of R$4,794.5 million, 12.8% superior than the amount registered at the end of June (Annex IX). As of June, 77.0% of the total debt corresponded to long-term debt (Annex X).

On July 7, 2006, the resources incurring from the 4th Public Issuance of Debentures in the amount of R$1.08 billion were registered in Brasil Telecom S.A.’s cash and equivalents. The debentures are remunerated by interest corresponding to 104% of the Interbank overnight rate, being paid semestrally. The resources raised in this operation are being spent to improve the Company’s debt profile.

Brasil Telecom Participações finished 3Q06 with R$2.895.9 million in cash and equivalents, against R$2,034.7 million in June. Additionally, in the 3Q06, the Company had R$192.2 million related to contractual retentions referring to debts’ covenants and R$197.0 million related to temporary short term investments. In 2Q06, contractual retentions amounted to R$191.4 million and temporary investments amounted to R$106.5. The consolidated net debt corresponded to R$1,509.4 million, 21.4% lower than the net debt registered in June. (Annex IX).

At the end of September, 2006, the foreign-currency-denominated debt excluding the hedge adjustments totaled R$1,071.2 million, of which R$504.7 million were denominated in US dollars, R$207.9 million in currency basket and R$358.5 million in Yens (Annex IX). On September 30, 2006, 37.6% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 15.2% was exposed to exchange rate variations.

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 12.2% p.a., or 78.0% of the Domestic Interbank Rate.

At the end of September 2006, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt to shareholders’ equity, was equal to 28.6%, against 36.9% in the previous quarter.

     CAPEX

Brasil Telecom’s CAPEX totaled R$424.6 million in the 3Q06, of which R$315.7 million were invested in the fixed-line network and R$109.0 million in the mobile network (Annex VIII). In comparison to 2Q06, total investments increased by 26.8% and are in accordance with the CAPEX schedule for 2006.

Brasil Telecom Participações S.A.	Página 11 de 27

STOCK MARKET

Table 1: Stock Market Performance

	Closing Price as of Sep, 29, 2006		Performance

		In 2Q06	In 12	In 24
			months	months

Common Shares (BRTP3) (in R$/1,000 shares)	25.30	-9.9%	-19.8%	40.2%
Preferred Shares (BRTP4) (in R$/1,000 shares)	12.98	-5.2%	-26.5%	-15.7%
ADR (BRP) (in US$/ADR)	65.16	-7.6%	-27.9%	-18.9%
Ibovespa (points)	36,449	-0.5%	15.4%	56.8%
Itel (points)	875	5.2%	1.8%	5.9%
IGC (points)	4,183	2.5%	27.8%	100.8%
Dow Jones (points)	25,314	4.9%	8.1%	-12.2%

Graph 7: Stock Market Performance in 3Q06 – Bovespa and NYSE
(Base 100 = June 30, 2006)

110
100
90
80
70
Jun-30-06
Jul-07-06
Jul-14-06
Jul-21-06
Jul-28-06
Aug-04-06
Aug-11-06
Aug-18-06
Aug-25-06
Sep-01-06
Sep-08-06
Sep-15-06
Sep-22-06
Sep-29-06
100
95
92
90
BRTP3
BRTP4
BRP
Ibovespa

Table 2: Theoretical Portfolio Participation – September / December

	Ibovespa	Itel	IGC

BRTP3	0.484%	4.049%	0.255%
BRTP4	0.685%	10.588%	0.666%

Brasil Telecom Participações S.A.	Página 12 de 27

SHAREHOLDING STRUCTURE

Table 3: Shareholding Structure

Sep/06	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR	-	0.0%	162,381,190,000	70.6%	162,381,190,000	44.6%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	67,556,335,658	29.4%	131,751,062,877	36.2%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Jun/06	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR	-	0.0%	161,670,140,000	70.3%	161,670,140,000	44.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	68,267,385,658	29.7%	132,462,112,877	36.4%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Brasil Telecom Participações S.A.	Página 13 de 27

     RECENT DEVELOPMENTS

Resolution of the Overlapping Licenses

On October 18, 2006, ANATEL’s Board of Directors, through its media relations department, announced its decision agreeing to the operation presented by Telecom Italia International (TII) seeking to resolve the overlapping of licenses of the Personal Mobile Service (PMS) in Region II of the General Authorization Plan (PGA) and Domestic and International Long Distance of the Public Switched Telephone Network (PSTN) in Regions I, II and III of the General Concession Plan (PGO)

The Agency maintained its decision to forbid the vote and veto exercise related to the deliberations on the PSTN services (DLD and ILD) and PMS. The operation consists on the transfer for Brasilco S.r.I. (TII’s full subsidiary with headquarters in Italy), of all the voting shares held by TII on Solpart Participações S.A.’s capital stock (corresponding to 38%), controller of Brasil Telecom Participações S.A., Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. TII’s participation in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

With the effective implementation of the operation until October 28, 2006, the problem of overlapping licenses for the exploration of PMS in Region II of the PGA and DLD and ILD of the PSTN in Regions I, II and III of the PGO is resolved.

Brasil Telecom Raises R$ 2.1 billion from BNDES

On October 6, 2006, Brasil Telecom S.A., Brasil Telecom Participações S.A.’s controlled company, announced through to the market that BNDES approved a loan of R$2.1 billion, with maturity of 7.5 years, with a grace period of 2.5 years. The cost is TJLP + 4.3% p.a. for the total amount of the loan. The proceeds are expected to arise in parcels from 2006 to 2008. The loan will be used for the network infrastructure expansion (voice, data and image) and information technology, seeking to continue the fulfillment of the Universalization and Quality Targets and allowing the consolidation of the Company as a multi provider of telecom services.

IPTV

On October 3, 2006, Brasil Telecom launched at Futurecom the pre-commercial phase of its IPTV service for audio and video transmission through its internet broadband network. Initially, the IPTV service will be offered on demand for 300 clients in Brasília, with movies, concerts, documentaries, child content and e-learning. The Company decided to implement the IPTV service in phases seeking to reduce risks associated to investments, evolve according to the maturation of the regulatory model and assuring a learning period regarding the aspects associated to a new and innovative video operation.

    COMING EVENTS

Conference Call and Webcast: 3Q06 Results
Connection number: (+1 877) 715 5318
Access Code: 7959199

Link:	http://www.brasiltelecom.com.br/ir/
Date:	November 1st (Wednesday)
Time:	10:00 a.m. (New York time)
12:00 p.m. (Brasília time)
03:00 p.m. (London time)

Brasil Telecom Participações S.A.	Página 14 de 27

FINANCIAL STATEMENTS

BRASIL TELECOM PARTICIPAÇÕES S.A.

Annex I: Consolidated Balance Sheet

R$ Million	Sep/05	Jun/06	Sep/06

CURRENT ASSETS	6,075.6	5,878.0	6,812.6

Cash and Equivalents	2,346.1	2,034.7	2,895.9
Accounts Receivables (Net)	2,331.2	2,212.3	2,263.6
Deferred and Recoverable Taxes	1,025.1	1,158.9	1,186.3
Other Recoverable Amounts	239.0	322.1	337.9
Inventory	68.7	65.4	48.2
Other	65.6	84.6	80.7

LONG TERM ASSETS	2,010.1	1,901.4	1,936.0

Loans and Financing	108.4	98.7	97.6
Deferred and Recoverable Taxes	1,213.1	1,533.9	1,493.6
Other	688.6	268.7	344.8

PERMANENT ASSETS	9,352.1	8,606.9	8,347.0

Investment (Net)	439.8	367.0	347.8
Property, Plant and Equipment (Net)	8,109.6	7,461.3	7,223.9
Property, Plant and Equipment (Gross)	25,525.0	26,499.4	26,791.4
Accumulated Depreciation	(17,415.4)	(19,038.1)	(19,567.4)
Deferred Assets (Net)	802.6	778.6	775.3

TOTAL ASSETS	17,437.7	16,386.4	17,095.7

CURRENT LIABILITIES	4,330.9	4,677.2	4,597.7

Loans and Financing	1,056.7	1,303.7	1,100.5
Suppliers	1,551.1	1,422.7	1,488.6
Taxes and Contributions	910.9	890.5	964.4
Dividends Payable	94.1	341.9	331.4
Provisions	335.4	181.0	217.2
Salaries and Benefits	160.6	128.8	158.9
Consignment for Third Parties	83.2	177.9	116.0
Authorization for Services Exploration	49.8	97.2	115.9
Other	89.0	133.6	104.8

LONG TERM LIABILITIES	5,286.6	4,666.7	5,441.2

Loans and Financing	3,256.0	2,948.5	3,694.0
Provisions	985.2	1,096.6	1,178.4
Taxes and Contributions	726.3	328.5	190.4
Authorization for Services Exploration	277.6	260.2	268.2
Other	41.5	32.9	110.2

DEFERRED INCOME	89.0	82.0	-

MINORITY INTEREST	2,014.3	1,761.2	1,782.3

SHAREHOLDERS' EQUITY	5,717.0	5,199.3	5,274.5

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	879.6	282.7	282.7
Retained Earnings	1,952.8	2,032.0	2,107.2
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	17,437.7	16,386.4	17,095.7

Brasil Telecom Participações S.A.	Página 15 de 27

Annex II - Consolidated Balance Sheet - Holding

R$ Million	Sep/05	Jun/06	Sep/06

CURRENT ASSETS	969.2	1,175.8	1,526.2

Cash and Equivalents	856.6	859.7	1,213.3
Deferred Taxes	105.1	172.8	162.9
Other Recoverable Amounts	3.0	1.8	2.7
Dividends / Interest on Shareholders' Equity Receivable	-	140.1	140.1
Other	4.5	1.4	7.1

LONG TERM ASSETS	982.4	998.6	327.1

Loans and Financing	694.2	701.8	145.4
Deferred and Recoverable Taxes	273.0	250.4	174.9
Other	15.3	46.4	6.8

PERMANENT ASSETS	4,181.7	3,660.0	3,700.5

Investment (Net)	4,180.3	3,658.9	3,699.3
Property, Plant and Equipment (Net)	1.3	1.1	1.1
Property, Plant and Equipment (Gross)	57.4	57.4	56.2
Accumulated Depreciation	(56.1)	(56.3)	(55.1)
Deferred Assets (Net)	0.1	0.0	0.0

TOTAL ASSETS	6,133.3	5,834.5	5,553.7

CURRENT LIABILITIES	369.0	567.4	252.5

Loans and Financing	270.9	283.2	-
Suppliers	0.9	0.8	0.5
Taxes and Contributions	49.8	40.8	42.9
Dividends Payable	44.8	213.3	208.5
Salaries and Benefits	2.0	0.0	0.0
Consignment for Third Parties	0.3	27.9	0.1
Other	0.4	1.4	0.5

LONG TERM LIABILITIES	42.4	65.5	25.2

Loans and Financing	0.1	-	-
Taxes and Contributions	38.0	61.5	21.1
Other	4.3	4.0	4.2

SHAREHOLDERS' EQUITY	5,721.9	5,201.6	5,275.9

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	879.6	282.7	282.7
Retained Earnings	1,957.8	2,034.3	2,108.7
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	6,133.3	5,834.5	5,553.7

Brasil Telecom Participações S.A.	Página 16 de 27

Annex III: Cash Flow

	R$ Million	3Q05	2Q06	3Q06	ΔQuarter	Δ 12 Months	9M05	9M06	Δ Year

OPERATING ACTIVITIES
(+)	Net Income of the Period	(25.1)	105.0	64.0	-39.0%	N.A.	89.01	202.58	127.6%
(+)	Minority Participation	(26.0)	38.5	17.6	-54.2%	N.A.	(5.7)	58.0	N.A.

(+)	Items with no Cash Effects	996.1	1,009.7	886.9	-12.2%	-11.0%	3,036.3	2,969.0	-2.2%
	Depreciation and Amortization	697.4	671.2	668.2	-0.4%	-4.2%	2,097.3	2,011.5	-4.1%
	Losses with Accounts Receivable from Services	86.4	105.8	103.1	-2.5%	19.3%	250.0	305.0	22.0%
	Provision for Doubtful Accounts	17.3	(21.4)	(11.7)	-45.5%	N.A.	41.9	(16.5)	N.A.
	Provision for Contingencies	66.9	140.3	119.8	-14.6%	79.0%	147.6	335.3	127.2%
	Provision for Pension Funds	86.1	12.5	8.5	-31.8%	-90.1%	93.9	28.3	-69.9%
	Deferred Taxes	40.4	104.1	(6.6)	N.A.	N.A.	392.4	302.1	-23.0%
	Result from the Write-off of Permanent Assets	2.2	(2.8)	5.5	N.A.	150.8%	15.6	3.5	-77.8%
	Gains/Losses in Investments	(0.7)	(0.0)	(0.1)	394.4%	-86.5%	(2.4)	(0.1)	-95.7%
(-)	Equity Changes	488.1	449.9	184.5	-59.0%	-62.2%	1,379.1	1,309.5	-5.1%
	Clients' Accounts Receivable	184.7	41.1	52.2	26.9%	-71.7%	511.4	202.3	-60.4%
	Inventories	(4.8)	(14.9)	(17.2)	15.7%	257.8%	(105.4)	(34.9)	-66.9%
	Contractual Retentions	-	191.4	0.7	-99.6%	N.A.	-	192.2	N.A.
	Court Deposits	48.1	46.2	91.5	98.0%	90.1%	161.1	177.0	9.9%
	Personnel, Charges and Social Benefits	(13.2)	(15.9)	(10.7)	-32.6%	-18.4%	(34.1)	(23.3)	-31.9%
	Accounts payable and Provisioned Expenses	(3.7)	(45.1)	65.2	N.A.	N.A.	31.4	111.5	254.8%
	Financial Charges	75.4	(73.9)	(57.8)	-21.8%	N.A.	11.3	(93.9)	N.A.
	Taxes	185.8	197.2	(2.4)	N.A.	N.A.	716.2	420.9	-41.2%
	Provision for Contingencies	50.3	180.2	(13.7)	N.A.	N.A.	133.5	277.0	107.4%
	Provision for Pension Funds	24.3	29.9	32.1	7.1%	32.0%	74.0	96.1	29.9%
	Other Assets and Liabilities' Accounts	(58.9)	(86.4)	44.7	N.A.	N.A.	(120.3)	(15.5)	-87.1%
(=)	Cash Flow from Operating Activities	456.9	703.3	784.1	11.5%	71.6%	1,740.5	1,920.1	10.3%

INVESTMENT ACTIVITIES
	Financial Investments	0.8	(106.5)	(90.0)	-15.5%	N.A.	2.7	(196.4)	N.A.
	Funds from Sales of Permanent Assets	1.8	9.6	2.0	-79.5%	7.1%	3.2	11.7	267.5%
	Investments in Permanent Assets	(429.5)	(274.2)	(344.3)	25.6%	-19.8%	(1,378.0)	(1,241.9)	-9.9%
							-	-
(=)	Cash Flow from Investment Activities	(426.9)	(371.1)	(432.3)	16.5%	1.3%	(1,372.1)	(1,426.7)	4.0%

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in	(1.2)	(1.1)	4.0	N.A.	N.A.	(872.8)	(394.4)	-54.8%
	the Period
	Loans and Financing	(54.6)	(161.5)	496.3	N.A.	N.A.	(319.0)	174.0	N.A.
	Loans Obtained	257.8	30.3	1,083.4	N.A.	320.2%	269.6	1,115.1	313.7%
	Loans Paid	(312.4)	(191.8)	(587.1)	206.1%	87.9%	(588.6)	(941.1)	59.9%
(=)	Cash Flow from Financing Activities	(55.5)	(162.6)	509.5	N.A.	N.A.	(1,248.9)	(211.3)	-83.1%

CASH FLOW OF THE PERIOD		(25.5)	169.6	861.2	407.9%	N.A.	(880.5)	282.1	N.A.

	Cash and Cash Equivalents - current balance	2,346.1	2,034.7	2,895.9	42.3%	23.4%	7,519.9	6,795.6	-9.6%
	Cash and Cash Equivalents - previous balance	2,371.6	1,865.0	2,034.7	9.1%	-14.2%	8,400.4	6,513.5	-22.5%
	Variation in Cash and Cash Equivalents	(25.5)	169.7	861.2	407.6%	N.A.	(880.5)	282.1	N.A.

	OPERATING CASH FLOW	456.9	703.3	784.1	11.5%	71.6%	1,740.5	1,920.1	10.3%
	Investments on Permanent Assets (includes
(-)	Investment Suppliers)	(426.9)	(371.1)	(432.3)	16.5%	1.3%	(1,372.1)	(1,426.7)	4.0%
(-)	Interest Paid	-	-	-	N.A.	N.A.	-	-	N.A.

(=)	FREE CASH FLOW	30.0	332.2	351.8	5.9%	N.A.	368.4	493.4	33.9%

Brasil Telecom Participações S.A.	Página 17 de 27

Annex IV: Consolidated Operating Gross Revenue

R$ Million	3Q05	2Q06	3Q06	Δ Quarter	Δ 12 Months	9M05	9M06	Δ Year

GROSS REVENUES	3,766.7	3,619.3	3,835.2	6.0%	1.8%	10,877.9	11,109.4	2.1%

FIXED TELEPHONY	3,085.9	2,796.3	2,843.4	1.7%	-7.9%	9,027.2	8,528.6	-5.5%
Local Service	1,880.3	1,702.2	1,735.1	1.9%	-7.7%	5,407.5	5,206.4	-3.7%
Activation	5.0	7.5	7.9	5.9%	58.3%	19.9	19.6	-1.5%
Basic Subscription	908.8	871.1	871.6	0.1%	-4.1%	2,615.4	2,636.0	0.8%
Measured Service	400.4	336.0	350.3	4.3%	-12.5%	1,109.3	1,041.9	-6.1%
Lease of Facilities	0.4	0.4	0.4	1.2%	11.5%	1.1	1.2	3.4%
Other	17.5	11.0	11.5	4.4%	-34.4%	55.5	34.7	-37.3%
VC-1	548.2	476.2	493.3	3.6%	-10.0%	1,606.3	1,473.0	-8.3%

Public Telephony	140.1	138.8	135.5	-2.3%	-3.3%	351.1	402.2	14.5%

Long Distance Service	750.7	678.5	666.3	-1.8%	-11.2%	2,284.4	2,048.6	-10.3%
Intra-Sector	250.7	212.4	220.7	3.9%	-12.0%	751.7	663.1	-11.8%
Intra-Region	97.9	73.3	74.5	1.6%	-23.9%	298.5	230.0	-22.9%
Inter-Region	81.1	63.8	62.8	-1.5%	-22.6%	229.5	196.3	-14.4%
International	15.5	10.3	11.0	6.1%	-29.1%	47.2	34.0	-28.0%
VC-2	174.5	180.7	171.0	-5.4%	-2.1%	558.7	519.2	-7.1%
Fixed Origin	73.4	68.4	70.6	3.3%	-3.8%	222.2	209.2	-5.8%
Mobile Origin	101.2	112.3	100.4	-10.7%	-0.8%	336.5	310.0	-7.9%
VC-3	130.9	137.9	126.3	-8.4%	-3.5%	398.8	405.9	1.8%
Fixed Origin	59.1	54.0	53.3	-1.4%	-9.9%	165.9	166.1	0.1%
Mobile Origin	71.8	83.9	73.1	-12.9%	1.8%	232.9	239.8	3.0%

Interconnection	145.3	99.7	120.0	20.4%	-17.4%	485.3	328.2	-32.4%
Fixed-Fixed	90.6	66.7	84.9	27.2%	-6.3%	300.7	223.3	-25.8%
Mobile-Fixed	54.7	33.0	35.2	6.5%	-35.7%	184.5	105.0	-43.1%

Lease of Means	79.7	80.0	83.9	4.8%	5.3%	223.3	246.9	10.6%

Supplementary and Value Added Services	81.1	86.8	91.6	5.6%	13.0%	247.8	264.6	6.8%

Other	8.7	10.2	11.0	7.1%	25.8%	27.8	31.7	14.0%

MOBILE TELEPHONY	182.3	260.4	375.7	44.2%	106.1%	480.0	863.7	79.9%
Subscription	43.8	65.0	78.1	20.1%	78.4%	122.6	200.9	63.8%
Utilization	53.6	89.5	100.2	11.9%	86.8%	140.9	269.0	91.0%
Roaming	1.6	3.4	5.4	56.5%	234.5%	2.2	13.8	525.3%
Interconnection	10.4	27.0	119.6	343.5%	1046.4%	25.7	172.7	571.1%
Other Services	3.4	6.1	6.7	10.7%	95.0%	5.0	17.3	247.8%
Merchandise Sales (Handsets and Accessories)	69.4	69.5	65.7	-5.4%	-5.3%	183.5	189.8	3.4%

DATA COMMUNICATIONS AND OTHER	498.5	562.6	616.1	9.5%	23.6%	1,370.7	1,717.1	25.3%
Fixed	488.9	533.7	586.0	9.8%	19.9%	1,359.2	1,641.3	20.8%
Mobile	9.6	28.9	30.1	4.1%	212.2%	11.5	75.8	557.6%

Deductions	(1,190.4)	(1,168.6)	(1,207.2)	3.3%	1.4%	(3,331.1)	(3,553.8)	6.7%
NET REVENUES	2,576.3	2,450.7	2,628.0	7.2%	2.0%	7,546.8	7,555.6	0.1%
Net Service Revenues	2,530.0	2,403.2	2,584.8	7.6%	2.2%	7,421.7	7,429.7	0.1%
Net Handsets Revenues	46.3	47.5	43.2	-9.1%	-6.6%	125.1	125.9	0.7%

Brasil Telecom Participações S.A.	Página 18 de 27

Annex V: Consolidated Operating Costs and Expenses

R$ Million	3Q05	2Q06	3Q06	Δ Quarter	Δ 12 Months	9M05	9M06	Δ Year

NET REVENUES	2,576.3	2,450.7	2,628.0	7.2%	2.0%	7,546.8	7,555.6	0.1%

Costs	(1,636.7)	(1,560.8)	(1,604.8)	2.8%	-2.0%	(4,867.9)	(4,733.5)	-2.8%
Personnel	(39.4)	(45.3)	(47.1)	4.0%	19.7%	(115.5)	(151.1)	30.8%
Materials	(104.6)	(92.8)	(88.1)	-5.1%	-15.8%	(278.8)	(252.9)	-9.3%
Subcontracted Services	(794.1)	(708.8)	(783.2)	10.5%	-1.4%	(2,361.5)	(2,213.9)	-6.2%
Interconnection	(584.5)	(480.6)	(562.0)	16.9%	-3.8%	(1,761.3)	(1,541.1)	-12.5%
Other	(209.7)	(228.2)	(221.2)	-3.1%	5.5%	(600.2)	(672.8)	12.1%
Depreciation and Amortization	(564.0)	(567.5)	(553.6)	-2.5%	-1.9%	(1,704.9)	(1,690.0)	-0.9%
Other	(134.5)	(146.4)	(132.7)	-9.4%	-1.4%	(407.2)	(425.6)	4.5%

GROSS PROFIT	939.6	889.9	1,023.2	15.0%	8.9%	2,678.9	2,822.1	5.3%

Sales Expenses	(304.7)	(281.2)	(258.3)	-8.1%	-15.2%	(862.3)	(801.1)	-7.1%
Personnel	(62.4)	(60.4)	(61.0)	1.1%	-2.2%	(185.1)	(194.6)	5.2%
Materials	(6.5)	(7.4)	(5.9)	-19.4%	-9.2%	(22.6)	(20.1)	-11.1%
Subcontracted Services	(230.1)	(198.7)	(178.2)	-10.3%	-22.5%	(637.1)	(545.1)	-14.4%
Advertising and Marketing	(47.4)	(42.2)	(39.2)	-7.2%	-17.4%	(168.6)	(101.7)	-39.7%
Other	(182.7)	(156.5)	(139.1)	-11.1%	-23.9%	(468.5)	(443.4)	-5.4%
Depreciation and Amortization	(4.2)	(4.1)	(4.1)	0.8%	-1.7%	(12.3)	(12.4)	0.4%
Other	(1.5)	(10.6)	(9.0)	-15.4%	508.2%	(5.2)	(28.9)	451.5%

General and Administrative Expenses	(215.3)	(219.3)	(197.1)	-10.2%	-8.5%	(631.1)	(623.3)	-1.2%
Personnel	(48.1)	(50.0)	(43.2)	-13.7%	-10.2%	(139.7)	(144.9)	3.7%
Materials	(2.4)	(5.0)	(5.8)	16.0%	140.5%	(9.0)	(15.2)	68.9%
Subcontracted Services	(154.3)	(155.4)	(138.4)	-10.9%	-10.3%	(444.5)	(434.7)	-2.2%
Depreciation and Amortization	(6.4)	(6.0)	(6.1)	1.8%	-4.3%	(22.5)	(18.2)	-19.4%
Other	(4.1)	(3.0)	(3.7)	23.1%	-11.7%	(15.4)	(10.4)	-32.6%

Information Technology	(114.9)	(121.0)	(128.5)	6.2%	11.9%	(335.7)	(365.5)	8.9%
Personnel	(11.5)	(7.0)	(6.7)	-3.8%	-42.0%	(33.3)	(20.4)	-38.9%
Materials	(0.8)	(0.1)	(0.3)	108.7%	-62.3%	(1.7)	(0.9)	-47.5%
Subcontracted Services	(34.9)	(35.1)	(31.0)	-11.7%	-11.1%	(99.0)	(97.9)	-1.2%
Depreciation and Amortization	(61.6)	(71.6)	(82.4)	15.1%	33.8%	(183.6)	(223.8)	21.9%
Other	(6.1)	(7.2)	(8.1)	12.5%	32.6%	(18.0)	(22.6)	25.1%

Provisions and Losses	(170.7)	(224.7)	(211.2)	-6.0%	23.7%	(439.4)	(623.8)	42.0%
Doubtful Accounts	(103.7)	(84.3)	(91.4)	8.4%	-11.9%	(291.8)	(288.5)	-1.1%
Contingencies	(66.9)	(140.3)	(119.8)	-14.6%	79.0%	(147.6)	(335.3)	127.2%

Other Operating Revenues (Expenses)	(50.5)	100.6	13.5	-86.5%	N.A.	(12.3)	132.8	N.A.
Goodwill Amortization	(24.9)	(20.0)	(20.0)	-0.2%	-19.5%	(75.1)	(61.3)	-18.3%
Other	(25.6)	120.6	33.5	-72.2%	N.A.	62.8	194.1	209.1%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	83.6	144.3	241.7	67.5%	189.2%	398.1	541.2	35.9%

R$ Million	3Q05	2Q06	3Q06	Δ Quarter	Δ 12 Months	9M05	9M06	Δ Year

COSTS AND OPERATING EXPENSES	(2,492.7)	(2,306.4)	(2,386.3)	3.5%	-4.3%	(7,148.7)	(7,014.4)	-1.9%
Personnel	(161.4)	(162.7)	(158.0)	-2.9%	-2.1%	(473.6)	(511.0)	7.9%
Materials	(114.3)	(105.2)	(100.1)	-4.9%	-12.5%	(312.1)	(289.1)	-7.4%
Subcontracted Services	(581.5)	(575.2)	(529.6)	-7.9%	-8.9%	(1,612.1)	(1,648.8)	2.3%
Interconnection	(584.5)	(480.6)	(562.0)	16.9%	-3.8%	(1,761.3)	(1,541.1)	-12.5%
Advertising and Marketing	(47.4)	(42.2)	(39.2)	-7.2%	-17.4%	(168.6)	(101.7)	-39.7%
Provisions and Losses	(170.7)	(224.7)	(211.2)	-6.0%	23.7%	(439.4)	(623.8)	42.0%
Other	(171.9)	(46.7)	(120.0)	157.2%	-30.2%	(383.0)	(293.3)	-23.4%
Depreciation and Amortization	(661.1)	(669.3)	(666.3)	-0.4%	0.8%	(1,998.4)	(2,005.6)	0.4%

Brasil Telecom Participações S.A.	Página 19 de 27

Annex VI: EBITDA Margin – Gains and Losses

R$ Million	3Q05	Vertical	2Q06	Vertical	3Q06	Vertical

GROSS REVENUES	3,766.7	146.2%	3,619.3	147.7%	3,835.2	145.9%
Fixed Telephony	3,085.9	119.8%	2,796.3	114.1%	2,843.4	108.2%
Local Service	1,880.3	73.0%	1,702.2	69.5%	1,735.1	66.0%
Public Telephony	140.1	5.4%	138.8	5.7%	135.5	5.2%
Long Distance Service	750.7	29.1%	678.5	27.7%	666.3	25.4%
Interconnection	145.3	5.6%	99.7	4.1%	120.0	4.6%
Lease of Means	79.7	3.1%	80.0	3.3%	83.9	3.2%
Supplementary and Value Added Services	81.1	3.1%	86.8	3.5%	91.6	3.5%
Other	8.7	0.3%	10.2	0.4%	11.0	0.4%
Mobile Telephony	182.3	7.1%	260.4	10.6%	375.7	14.3%
Data Transmission	498.5	-41.9%	562.6	23.0%	616.1	23.4%

Deductions	(1,190.4)	-46.2%	(1,168.6)	-47.7%	(1,207.2)	-45.9%
NET REVENUES	2,576.3	100.0%	2,450.7	100.0%	2,628.0	100.0%

COSTS & OPERATING EXPENSES	(1,831.7)	-71.1%	(1,637.2)	-66.8%	(1,720.0)	-65.5%
Personnel	(161.4)	-6.3%	(162.7)	-6.6%	(158.0)	-6.0%
Materials	(114.3)	-4.4%	(105.2)	-4.3%	(100.1)	-3.8%
Subcontracted Services	(581.5)	-22.6%	(575.2)	-23.5%	(529.6)	-20.2%
Interconnection	(584.5)	-22.7%	(480.6)	-19.6%	(562.0)	-21.4%
Advertising and Marketing	(47.4)	-1.8%	(42.2)	-1.7%	(39.2)	-1.5%
Provisions and Losses	(170.7)	-6.6%	(224.7)	-9.2%	(211.2)	-8.0%
Other	(171.9)	-6.7%	(46.7)	-1.9%	(120.0)	-4.6%

EBITDA	744.6	28.9%	813.6	33.2%	907.9	34.5%

Annex VII: EBITDA – Services Net Revenue

R$ Million	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months	9M05	9M06	Year

GROSS REVENUES	3,766.7	3,619.3	3,835.2	6.0%	1.8%	10,877.9	11,109.4	2.1%
Services	3,697.3	3,549.8	3,769.5	6.2%	2.0%	10,694.3	10,919.6	2.1%
Products	69.4	69.5	65.7	-5.4%	-5.3%	183.5	189.8	3.4%
DEDUCTIONS	(1,190.4)	(1,168.6)	(1,207.2)	3.3%	1.4%	(3,331.1)	(3,553.8)	6.7%
Services	(1,167.2)	(1,146.6)	(1,184.7)	3.3%	1.5%	(3,272.6)	(3,489.9)	6.6%
Products	(23.1)	(21.9)	(22.5)	2.6%	-2.8%	(58.5)	(63.9)	9.2%
NET REVENUES	2,576.3	2,450.7	2,628.0	7.2%	2.0%	7,546.8	7,555.6	0.1%
Services	2,530.0	2,403.2	2,584.8	7.6%	2.2%	7,421.7	7,429.7	0.1%
Products	46.3	47.5	43.2	-9.1%	-6.6%	125.1	125.9	0.7%
EBITDA	744.6	813.6	907.9	11.6%	21.9%	2,396.5	2,546.8	6.3%
EBITDA Margin	28.9%	33.2%	34.5%	1.4 p.p.	5.6 p.p.	95.4%	101.1%	5.7 p.p.
EBITDA Margin - Services	29.4%	33.9%	35.1%	1.3 p.p.	5.7 p.p.	97.0%	102.8%	5.8 p.p.
Variation	0.5 p.p.	0.7 p.p.	0.6 p.p.	-0.1 p.p.	0.1 p.p.	1.6 p.p.	1.7 p.p.	0.1 p.p.

Brasil Telecom Participações S.A.	Página 20 de 27

Annex VIII: CAPEX

R$ Million	3Q05	2Q06	3Q06	Δ Quarter	Δ12 Months	9M05	9M06	Year

Network Expansion	179.4	153.2	148.9	-2.8%	-17.0%	439.7	401.6	-8.7%
Conventional Telephony	47.6	15.8	1.6	-89.7%	-96.6%	145.1	17.7	-87.8%
Transmission Backbone	17.2	9.8	14.1	45.0%	-17.9%	36.9	26.3	-28.8%
Data Network	109.9	79.0	84.8	7.3%	-22.9%	240.8	197.7	-17.9%
Intelligent Network	1.3	0.1	0.7	656.2%	-49.5%	6.4	1.5	-77.3%
Network Management Systems	1.0	0.5	0.6	28.6%	-37.8%	2.6	1.5	-42.8%
Other	2.3	48.1	47.1	-2.0%	1912.9%	7.8	156.9	1901.4%
Network Operation	70.1	53.1	60.2	13.4%	-14.1%	186.5	164.2	-12.0%
Public Telephony	0.9	1.9	4.6	137.0%	432.4%	2.8	7.9	187.8%
Information Technology	44.5	14.8	23.0	55.1%	-48.3%	102.1	46.3	-54.7%
Expansion Personnel	21.5	19.5	19.7	0.7%	-8.7%	64.1	66.1	3.0%
Other	80.6	32.1	59.3	84.9%	-26.4%	144.4	113.6	-21.3%
Expansion Financial Expenses	5.7	-	-	N.A.	-100.0%	12.0	-	-100.0%

Total - Wireline Telephony	402.7	274.6	315.7	15.0%	-21.6%	951.6	799.7	-16.0%

R$ Million	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months	9M05	9M06	Quarter

Total - Mobile Telephony	70.4	60.3	109.0	80.7%	54.8%	243.7	174.4	-28.4%

Total Investment in Permanent Assets	473.1	334.9	424.6	26.8%	-10.2%	1,195.3	974.1	-18.5%

Annex IX: Indebtedness

Debt (R$ Million)	3Q05	2Q06	3Q06	Quarter	12 Months

Short Term	1,056.7	1,303.7	1,100.5	-15.6%	4.1%
In R$	872.9	1,013.5	826.3	-18.5%	-5.3%
In US$	25.9	29.1	16.4	-43.9%	-36.9%
In Yen	42.8	84.7	79.9	-5.6%	86.9%
In Currency Basket	55.5	75.3	74.2	-1.5%	33.7%
Hadge Adjustment	59.6	101.1	103.7	2.6%	73.9%
Long Term	3,256.0	2,948.5	3,694.0	25.3%	13.5%
In R$	1,910.8	1,663.8	2,500.2	50.3%	30.8%
In US$	508.0	491.3	488.3	-0.6%	-3.9%
In Yen	381.2	327.3	278.6	-14.9%	-26.9%
In Currency Basket	178.8	154.1	133.7	-13.2%	-25.2%
Hedge Adjustment	277.2	312.0	293.2	-6.0%	5.8%
Total Debt	4,312.7	4,252.2	4,794.5	12.8%	11.2%
(-) Cash	2,346.1	2,034.7	2,895.9	42.3%	23.4%
(-) Contractual Retentions	-	191.4	192.2	0.4%	N.A.
(-) Temporary Investments	-	106.5	197.0	84.9%	N.A.
Net Debt	1,966.6	1,919.5	1,509.4	-21.4%	-23.2%

Brasil Telecom Participações S.A.	Página 21 de 27

Annex X: Indebtedness

Sep/06	Currency	Annual Cost	Maturity	% Total	Balance (in R$ Million)

Short Term				23.0%	1,100.5
BNDES	R$	TJLP + 6.5%	dec/2007		16.2
BNDES	R$	TJLP + 5.85%	dec/2007		424.6
BNDES	R$	TJLP + 3.85%	oct/2007		83.4
BNDES	R$	Basket + 6.5%	dec/2007		28.9
BNDES	R$	Basket + 3.85%	nov/2007		9.9
BNDES	R$	Basket + 5.5%	apr/2011		35.5
BNDES	R$	TJLP + 5.5%	apr/2011		220.7
BRDE	R$	IGP-M+12.0%	sep/2006		0.9
FCO	R$	14%	jan/2008		5.1
BRB - GSM	R$	2.40%	Jan/2034		0.3
BRB - Fixed	R$	2.47%	jan/2034		0.1
FCO	R$	14%	Apr/2011		4.1
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		18.0
Debentures 4th Public Issuance	R$	104% CDI	Jun/2013		52.6
Bonds - US$ 200 MM	US$	9.38%	feb/2014		5.6
Financial Institutions II	US$	Lib6 + 0.5%	jul/2008-jul/2013		10.6
Financial Institutions III	Yen$	Jibor6 + 1.92%	mar/2011		79.5
Financial Institutions IV	Yen$	3.36%	feb/2009		0.4
Suppliers II	US$	1.75%	feb/2014		0.2
Suppliers III	US$	Lib3 + 2.0%	jun/2007		0.0
Hedge Adjustment					103.7
Accounts Payable Adjustment					0.4
Long Term				77.0%	3,694.0
BNDES	R$	TJLP + 6.5%	dec/2007		4.0
BNDES	R$	TJLP + 5.85%	dec/2007		104.6
BNDES	R$	TJLP + 3.85%	oct/2007		20.4
BNDES	R$	Basket + 6.5%	dec/2007		7.1
BNDES	R$	Basket + 3.85%	nov/2007		2.4
BNDES	R$	Basket + 5.5%	apr/2011		124.2
BNDES	R$	TJLP + 5.5%	apr/2011		739.1
FCO	R$	14%	Jan/2008		1.7
FCO	R$	14%	Apr/2011		26.9
BRB - GSM	R$	2.40%	Jan/2034		17.9
BRB - Fixa	R$	2.40%	Jan/2034		5.7
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Debentures 4th Public Issuance	R$	104% CDI	Jun/2013		1,080.0
Bonds - US$ 200 MM	US$	9.38%	feb/2014		434.8
Financial Institutions I	US$	Lib6 + 0.5%	jul/2008-jul/2013		30.8
Financial Institutions II	Yen$	Jibor6 + 1.92%	mar/2011		278.0
Financial Institutions III	Yen$	3.36%	feb/2009		0.6
Financial Institutions IV	US$	0.0%	dec/2015		21.6
Suppliers II	US$	1.75%	feb/2014		1.0
Hedge Adjustment					293.2
Total Debt				100.0%	4,794.5

Brasil Telecom Participações S.A.	Página 22 de 27

Annex XI: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2007	5.8%
2008	11.7%
2009	25.2%
2010	11.5%
2011	13.3%
2012	9.8%
2013 and after	22.8%

Annex XII: Consolidated Financial Result

R$ Million	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

Financial Revenue	213.5	193.7	155.2	-19.9%	-27.3%
Local Currency	124.93	197.3	153.1	-22.4%	22.6%
Foreign Currency	88.54	(3.6)	2.0	N.A.	-97.7%
Financial Expense	(287.7)	(227.4)	(245.6)	8.0%	-14.6%
Local Currency	(150.8)	(182.2)	(206.6)	13.4%	37.0%
Foreign Currency	(136.9)	(45.2)	(39.1)	-13.7%	-71.5%
Interest on Shareholders' Equity	-	(265.5)	-	-100.0%	N.A.

Financial Result	(74.2)	(299.2)	(90.4)	-69.8%	21.9%

Annex XIII: Consolidated Accounts Receivable

	3Q05	2Q06	3Q06

Total (R$ Million)	2,614.7	2,462.6	2,411.8
Due	63.2%	62.0%	63.0%
Overdue (up to 30 days)	16.8%	15.5%	15.2%
Overdue (between 31-60 days)	5.8%	5.1%	4.6%
Overdue (between 61-90 days)	3.9%	3.3%	2.7%
Overdue (over 90 days)	10.3%	11.6%	9.9%

Brasil Telecom Participações S.A.	Página 23 de 27

Annex XIV: Traffic

TRAFFIC	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months	9M05	9M06	Year

Exceeding Pulses (Million)	2,510.3	2,142.2	2,227.6	4.0%	-11.3%	7,308.5	6,661.1	-8.9%

VC-1 (million minutes)	814.6	699.9	721.9	3.1%	-11.4%	2,471.4	2,166.5	-12.3%

Long distance - DLD (million minutes)	1,546.8	1,395.4	1,410.0	1.0%	-8.8%	4,813.2	4,259.5	-11.5%

VC-2 (million minutes)	146.9	159.5	153.8	-3.6%	4.7%	486.8	465.9	-4.3%
VC-3 (million minutes)	103.3	99.5	96.9	-2.5%	-6.2%	317.6	301.3	-5.1%

Annex XV - Indicators

FIXED-LINE NETWORK	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

Lines installed (thousand)	10,796.0	10,794.5	10,794.5	0.0%	0.0%
Additional lines installed (thousand)	(11.0)	(19.8)	0.0	N.A.	N.A.

Lines in service - LIS (thousand)	9,549.0	9,407.1	8,623.2	-8.3%	-9.7%
Residential (thousand)	6,184.7	5,939.9	5,651.5	-4.9%	-8.6%
Non-residential (thousand)	1,442.2	1,401.4	1,313.6	-6.3%	-8.9%
Public phones (thousand)	295.8	290.7	288.8	-0.7%	-2.4%
Pre-paid (thousand)	314.9	316.1	-	-100.0%	-100.0%
Hybrid (thousand)	691.0	819.3	694.6	-15.2%	0.5%
Other (including PBX) (thousand)	620.4	639.6	674.8	5.5%	8.8%
Additional lines in service (thousand)	8.9	(136.0)	(783.9)	476.5%	N.A.
Average lines in service (thousand)	9,544.5	9,483.6	9,091.7	-4.1%	-4.7%

LIS/100 Inhabitants	22.4	21.8	19.9	-8.6%	-11.0%
Public Telephones/1,000 Inhabitants	6.9	6.7	6.7	-1.0%	-3.8%
Public Telephones/100 Lines Installed	2.7	2.7	2.7	-0.7%	-2.4%

Utilization rate	88.4%	87.1%	79.9%	-7.3 p.p.	-8.6 p.p.

Digitalization rate	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

Teledensity (LIS/100 inhabitants)	22.4	21.8	19.9	-8.6%	-11.0%

ADSL accesses in service (thousand)	892.2	1,154.9	1,252.4	8.4%	40.4%
ADSL density (ADSL/LIS)	9.3%	12.3%	14.5%	2.2 p.p.	5.2 p.p.

PRODUCTIVITY	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

# of employees - Fixed Telephony	5,784	5,384	5,132	-4.7%	-11.3%
Average # of employees	5,752	5,402	5,258	-2.7%	-8.6%
LIS/employee	1,651	1,747	1,680	-3.8%	1.8%

Gross revenue/average # of employees/month (R$ thousand)	178.8	172.5	180.3	4.5%	0.8%
EBITDA/average # of employees/month (R$ thousand)	43.2	50.2	57.6	14.7%	33.4%
Net earnings/average # of employees/month (R$ thousand)	(1.5)	6.5	4.1	-37.3%	N.A.

Exceeding local pulses/average LIS/month	87.7	75.3	79.9	6.1%	-8.9%
DLD minutes/average LIS/month	54.0	49.0	51.7	5.4%	-4.3%
Fixed-mobile minutes/average LIS/month	37.2	33.7	35.7	5.8%	-4.1%

Gross revenue (Fixed Line)/average LIS/month (R$)	107.8	98.3	104.3	6.1%	-3.3%
EBITDA/average LIS/month (R$)	26.0	28.6	33.3	16.4%	28.0%
Net earnings/average LIS/month (R$)	(0.9)	3.7	2.3	-36.4%	N.A.

PROFITABILITY	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

EBITDA margin	28.9%	33.2%	34.5%	-0.1 p.p.	0.4 p.p.

Net margin	-1.0%	4.3%	2.4%	2.9 p.p.	1.6 p.p.

Return on equity - ROE	-0.4%	2.0%	1.2%	1.4 p.p.	0.8 p.p.

CAPITAL STRUCTURE	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

Cash and cash equivalents (R$ million)	2,346	2,332.7	3,285.1	40.8%	40.0%

Total debt (R$ million)	4,313	4,252	4,795	12.8%	11.2%
Short term debt	24.5%	30.7%	23.0%	1.7 p.p.	7.5 p.p.
Long term debt	75.5%	69.3%	77.0%	-1.7 p.p.	-7.5 p.p.

Net debt (R$ million)	1,967	1,919	1,509	-21.4%	-23.2%

Shareholders' equity (R$ million)	5,717	5,199	5,274	1.4%	-7.7%

Net debt/shareholders' equity	34.4%	36.9%	28.6%	-10.0 p.p.	-19.3 p.p.

Annex XVI – Active and Blocked Lines

	4Q05	1Q06	2Q06	3Q06	ΔQuarter

Active Lines (LIS - Blocked Lines)	8,609.5	8,483.6	8,341.4	8,225.0	-1.4%
Blocked Lines	950.6	1,059.4	1,065.7	398.2	-62.6%

Lines in Service (LIS)	9,560.1	9,543.1	9,407.1	8,623.2	-8.3%

Brasil Telecom Participações S.A.	Página 24 de 27

BRASIL TELECOM MOBILE

Annex XVII: Income Statement

R$ Million	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months	9M05	9M06	Year

GROSS REVENUES	255.3	374.7	494.5	32.0%	93.6%	648.9	1,198.7	84.7%
Subscription	43.8	65.0	78.1	20.1%	78.4%	122.6	200.9	63.8%
Utilization	53.6	95.9	106.4	10.9%	98.4%	140.9	288.3	104.6%
Interconnection	73.9	105.9	202.2	90.9%	173.6%	183.1	412.7	125.4%
Other Revenues	5.0	9.5	12.1	27.2%	139.4%	7.2	31.2	333.1%
Data Transmission	9.6	28.9	30.1	4.1%	212.2%	11.5	75.8	557.6%
Merchandise Sales (Handsets and Accessories)	69.4	69.5	65.7	-5.4%	-5.3%	183.5	189.8	3.4%
Deductions	(80.3)	(124.2)	(139.3)	12.2%	73.5%	(191.0)	(370.4)	93.9%
NET REVENUES	175.0	250.5	355.1	41.8%	102.9%	457.9	828.3	80.9%

COSTS & OPERATING EXPENSES	(301.2)	(298.5)	(375.4)	25.8%	24.6%	(889.7)	(936.8)	5.3%
Personnel	(22.4)	(16.7)	(18.3)	9.6%	-18.2%	(66.9)	(56.4)	-15.7%
Materials	(91.9)	(81.8)	(77.2)	-5.5%	-15.9%	(246.1)	(219.8)	-10.7%
Subcontracted Services	(88.7)	(98.9)	(82.6)	-16.5%	-6.9%	(230.5)	(267.0)	15.9%
Interconnection	(26.4)	(15.3)	(116.7)	N.A.	342.3%	(94.0)	(156.3)	66.2%
Advertising and Marketing	(22.8)	(20.2)	(8.6)	-57.3%	-62.4%	(86.4)	(36.3)	-58.0%
Provisions and Losses	(13.0)	(6.5)	(12.1)	87.1%	-6.8%	(27.9)	(29.6)	6.3%
Other	(36.0)	(59.2)	(59.8)	1.0%	66.1%	(137.8)	(171.3)	24.3%

EBITDA	(126.2)	(47.9)	(20.3)	-57.7%	-83.9%	(431.8)	(108.5)	-74.9%
EBITDA Margin	-72.1%	-19.1%	-5.7%	13.4 p.p.	66.4 p.p.	-94.3%	-13.1%	81.2 p.p.
Depreciation and Amortization	(64.8)	(79.8)	(88.1)	10.4%	36.0%	(176.9)	(244.7)	38.3%

OPERATING PROFIT BEFORE FINANCIAL RESULT	(190.9)	(127.7)	(108.4)	-15.2%	-43.2%	(608.7)	(353.2)	-42.0%

Financial Result	(6.1)	(10.4)	-	N.A.	N.A.	(21.2)	(19.1)	-10.2%
Financial Revenues	7.6	1.7	-	N.A.	N.A.	22.3	6.9	-69.2%
Financial Expenses	(13.7)	(12.1)	-	N.A.	N.A.	(43.5)	(25.9)	-40.4%

OPERATING PROFIT AFTER FINANCIAL RESULT	(197.1)	(138.2)	(108.4)	-21.6%	-45.0%	(630.0)	(372.3)	-40.9%

Non-Operating Revenues (Expenses)	0.0	(0.0)	0.0	N.A.	N.A.	(0.1)	(0.4)	406.5%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(197.1)	(138.2)	(108.3)	-21.6%	-45.0%	(630.0)	(372.6)	-40.9%

Income and Social Contribution Taxes	66.5	46.9	40.3	-14.1%	-39.4%	209.4	129.8	-38.0%

EARNINGS BEFORE PROFIT SHARING	(130.6)	(91.3)	(68.1)	-25.5%	-47.9%	(420.6)	(242.8)	-42.3%

EARNINGS BEFORE REVERSION OF INTEREST ON	(130.6)	(91.3)	(68.1)	-25.5%	-47.9%
SHAREHOLDERS' EQUITY						(420.6)	(242.8)	-42.3%

NET EARNINGS (LOSSES)	(130.6)	(91.3)	(68.1)	-25.5%	-47.9%	(420.6)	(242.8)	-42.3%

Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Brasil Telecom Participações S.A.	Página 25 de 27

Annex XVIII: ARPU Calculation – Mobile Telephony

R$ Thousands	3Q05	4Q05	1Q06	2Q06	3Q06

(+) Gross Revenues	255.3	340.4	329.5	374.7	494.5
(-) Handsets	(69.4)	(115.8)	(54.6)	(69.5)	(65.7)

Gross Service Revenues	185.9	224.6	274.8	305.3	428.8

(-) Taxes and Deductions	(57.2)	(69.2)	(87.4)	(102.3)	(116.8)

Net Service Revenues	128.8	155.4	187.4	203.0	311.9
Interconection Fee from Mobile-Mobile (Full Bill)	-	-	-	-	75.6
Other Net Service Revenues	-	-	-	-	236.4
(-) Roaming	(0.9)	(1.4)	(0.9)	(0.8)	(0.7)

Quarterly Net Revenues	127.8	154.0	186.4	202.2	311.2
Monthly Net Revenues	42.6	51.3	62.1	67.4	103.7
Average Number of Clients	1,504.1	1,889.5	2,340.5	2,590.2	2,911.8

ARPU (R$)	28.3	27.2	26.6	26.0	35.6

Annex XIX: Operating Data

Key Operational Data	3Q05	2Q06	3Q06	ΔQuarter	Δ12 Months

Clients	1,676.2	2,771.8	3,051.0	10.1%	82.0%
Post-Paid	456.6	900.2	947.3	5.2%	107.5%
Pre-Paid	1,219.6	1,871.6	2,103.7	12.4%	72.5%
Net Additions	331.1	310.9	279.3	-10.2%	-15.7%
Post-Paid	100.0	79.1	47.2	-40.3%	-52.8%
Pre-Paid	231.1	231.8	232.1	0.1%	0.4%
Gross Additions	429.8	515.3	443.0	-14.0%	3.1%
Post-Paid	120.2	106.7	106.9	0.2%	-11.1%
Pre-Paid	309.6	408.6	336.2	-17.7%	8.6%
Cancellations	98.7	204.4	163.8	-19.9%	66%
Post-Paid	20.2	27.6	31.3	13.3%	54.8%
Pre-Paid	78.5	176.8	132.5	-25.1%	68.8%
Annualized Churn	26.1%	31.3%	22.5%	-8.8 p.p.	-3.6 p.p.
Post-Paid	19.9%	12.8%	13.5%	0.7 p.p.	-6.3 p.p.
Pre-Paid	28.4%	40.3%	26.7%	-13.6 p.p.	-1.8 p.p.
SAC	231.9	152.0	148.4	-2.4%	-36.0%
Market Share	7.0%	10.7%	11.4%	0.7 p.p.	4.4 p.p.
Served Localities	779	796	810	1.8%	4.0%
% of Population Covered	86%	87%	87%	0.0 p.p.	1.0 p.p.
Base Stations	1,946	2,147	2,251	4.8%	15.7%
Switches	8	9	10	11.1%	25.0%
Employees	979	632	632	0.0%	-35.4%

Annex XX: Market Share by State – Mobile Telephony

State	3Q05	4Q05	1Q06	2Q06	3Q06	ΔQuarter	Δ12 Months

AC	6.5%	7.8%	8.8%	11.3%	12.2%	0.9 p.p.	5.7 p.p.
RO	10.2%	12.9%	14.5%	17.5%	18.7%	1.2 p.p.	8.5 p.p.
DF	11.3%	15.0%	16.0%	18.9%	20.1%	1.2 p.p.	8.9 p.p.
GO	8.9%	10.2%	11.2%	13.2%	13.7%	0.5 p.p.	4.8 p.p.
TO	11.3%	14.1%	15.0%	17.2%	17.2%	0.0 p.p.	5.9 p.p.
MS	5.7%	7.1%	7.9%	9.5%	10.1%	0.6 p.p.	4.4 p.p.
MT	6.3%	7.9%	8.6%	10.4%	11.1%	0.7 p.p.	4.8 p.p.
PR	5.9%	7.2%	7.7%	8.7%	9.4%	0.7 p.p.	3.5 p.p.
SC	7.6%	9.0%	9.5%	10.3%	10.9%	0.7 p.p.	3.3 p.p.
RS	4.7%	6.2%	6.8%	7.4%	8.2%	0.8 p.p.	3.4 p.p.

Region II	7.0%	8.7%	9.4%	10.7%	11.4%	0.7 p.p.	4.4 p.p.

Brasil Telecom Participações S.A.	Página 26 de 27

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average net revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit is due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

Brasil Telecom Participações S.A.	Página 27 de 27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.